November 2, 2006

Ms. Theresa Messinese
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:  Commission File No. 001-8183 (Supreme Industries, Inc.)

Dear Ms. Messinese:

We have received the SEC comment letter dated October 23, 2006.  To facilitate your review of our responses to your letter, our responses have been inserted directly below each comment in the enclosed “reproduction” of the original SEC letter. In addition to our responses to your comments, we acknowledge the following:

1)              the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2)              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with our compliance with the applicable disclosure requirements and with the enhancement of the disclosures in our filings.  If you have any questions concerning our responses, please contact my office at your convenience.

Sincerely,

/s/ Jeffery D. Mowery
Jeffery D. Mowery
Chief Financial Officer
Supreme Industries, Inc.

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 23, 2006

Jeffery D. Mowery
Vice President of Finance and Chief Financial Officer
Supreme Industries, Inc.
P.O. Box 237
2581 E. Kercher Road
Goshen, IN  46528

Re:	Supreme Industries, Inc.
File No. 01-8183
Form 10-K: For the Year Ended December 31, 2005

Dear Mr. Mowery:

We have reviewed the above referenced filing and have the following comments.  Unless otherwise indicated, we believe you should revise future filings in response to these comments.  If you disagree, we will consider your explanation as to why a revision is unnecessary.  Please be as detailed as necessary in your explanation.  We also ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects and welcome any questions.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label “corresp,” within ten business days.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.  You may also contact the undersigned at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief

Form 10-K:  For the Year Ended December 31, 2005

Consolidated Statements of Income, page 24

1.               Based on the nature of your business and disclosures, it appears that “other income” within revenue includes nonrevenue items, such as interest and dividends (nonoperating income), gains on dispositions (other operating income), and miscellaneous income (either other operating or nonoperating).  Please present nonrevenue items elsewhere in the statement as appropriate.  Ensure that cost of sales is consistent with your revised presentation.

Company Response

The Company will present nonrevenue items (which in the past have not been deemed significant) elsewhere in the Consolidated Statements of Income, as appropriate, beginning with our Form 10-Q for the period ended September 30, 2006.  In addition, cost of sales will be consistent with the revised presentation.

Note 1:  Nature of Operations and Accounting Policies, page 27

Inventory

2.               Please tell us in detail the facts and circumstances associated with the physical inventory adjustments recorded in 2005 and how the aggregate 2005 adjustment amount compares to similar adjustments recorded in each of the preceding two fiscal years.  If the aggregate 2005 adjustment was significantly greater, explain to us the factors present or not present in 2005 relative to these prior years that caused the increase.  Further, explain to us why a portion of the 2005 annual adjustments are not attributable to any earlier interim periods.

Company Response

In the Critical Accounting Policies and Estimates section of our Form 10-K for the year ended December 31, 2005 we disclosed the following:

“For monthly and quarterly financial reporting, cost of sales is recorded and inventories are relieved by the use of standard bills of material.  Because of the customized nature of the Company’s products, it is difficult to place full reliance on the bills of material for accurate relief of inventories.  Although the Company continues to refine the process of creating accurate bills of material, manual adjustments, which are based on estimates, are necessary in an effort to assure correct relief of inventories for products sold.  The estimate calculations consider the customized nature of products, historical inventory relief percentages, scrap variances and other factors which could impact inventory relief.

The accuracy of the inventory relief is not known until the annual physical inventories.  In prior years, management had concluded that it was not practical to consider more frequent physical inventories because of the sales order backlog and the costs associated with ceasing production for the purpose of conducting physical inventories.  During 2005, the Company’s annual physical inventories resulted in a net unfavorable adjustment of $1.1 million which was recorded in the third quarter.  Subsequently, management has dedicated significant in-house resources refining bills of material, improving cost accounting functions and instituting new inventory policies and procedures.  In addition, management has implemented more frequent physical inventories and expects the new policies, procedures and frequent physical inventories will minimize inventory and cost of sales adjustments.”

We have a large and diverse product line which is customized to each customer’s unique specifications. Therefore, our manufacturing and production processes, except in limited circumstances, are not mass production of identical products. Under these circumstances, a total perpetual inventory accounting system is not an available option. Thus, we principally utilize, consistent with generally acceptable accounting principals, standard bills of material inventory accounting which is discussed in our disclosures. Recently, we have been conducting more frequent interim physical inventories at select locations and recording any adjustments relating thereto. We have not performed interim physical inventories at all locations due to the excessive cost and severe disruption to our production process. We are continually refining our approach to these interim inventories. We generally conduct annual physical inventories for our entire company in the third quarter and record any adjustments at that time. Our products consist mainly of steel, aluminum and wood materials.  These raw materials have experienced unprecedented price escalation for the past approximately two years, which tends to cause larger net inventory adjustments. The Company’s Form 10-Q for the quarter ended September 30, 2006 will be filed via Edgar no later than November 14th and will contain a net favorable inventory adjustment determined consistent with prior practices.

The Company recognized aggregate net favorable inventory adjustments of $0.1 million in 2004 and $1.2 million in 2003.  We are not aware of any factors, facts or circumstances associated with the 2005 physical inventory which would have been different from prior years. However, given the inherent complexity of our operations and customized on-line engineering, we believe the unfavorable adjustment in 2005 resulted principally from product mix, increased scrap expense, and significant and unprecedented increases in raw material costs during the year.

The net inventory adjustment is not known until a physical inventory is taken and the inventory quantities are priced, extended, summarized and the differences between the costed physical inventories are compared to the book amounts of such inventories.  Since there are limited perpetual records of quantities of raw materials and work-in-progress, it is not possible to determine the amounts of the net inventory adjustment that would be attributable to prior interim periods. The Company will provide increased disclosure of such in its Form 10-Q for the quarter ended September 30, 2006.

Property Held for Sale

3.               Please explain to us how you determine and periodically assess the fair value of the North Carolina property and why you believe the amount determined is reasonable under the circumstances.  Tell us the remaining useful life assigned to this property since reclassified to held and used and the basis for this life.

Company Response

The Company has utilized an independent third party to assess the current real estate market conditions for the specific geographic area where our building is located in North Carolina.  We are continuing our effort to sell this idle facility and the property has been listed for sale with different real estate brokers.  As disclosed in our Form 10-K, the economic conditions in the region where the building is located have made it difficult to sell the property.  We compare the estimated fair value of the property and other information such as the real estate tax assessed value with the carrying value of the property to determine if any additional impairment charge should be recorded.  We continue to believe, though we cannot provide any assurance, that we will ultimately sell this property and the sale proceeds, net of closing costs and commissions, will equal or exceed the carrying value of the property at the time of sale.

The original useful life assigned to this property was 40 years. At the time of the reclassification from “held for sale” back to “property, plant and equipment”, the depreciation method was changed to “remaining value over remaining life”, which means the property resumed its original 40 year life. We chose to resume the original useful life based upon the fact that the property is in above average condition, has been well maintained and is in a good location; however, the property is located in a geographic area that has experienced economic decline, with an excess of available-for-sale commercial properties.  We will again evaluate this long-lived asset for impairment at December 30, 2006.

Segment Information

4.               Please provide the product disclosure required by paragraph 37 of SFAS 131.

Company Response

We will provide the product revenue disclosure required by paragraph 37 of SFAS 131 beginning with our Form 10-K for the year ending December 30, 2006.  The table below presents the net sales by product for the past three years:

in millions	2005	2004	2003
Specialized vehicles
Trucks	$263.9	$241.4	$171.8
Buses	59.8	50.3	41.0
Armored vehicles	9.2	6.3	3.3
	332.9	298.0	216.1
Composites	8.4	9.3	8.8
Total	$341.3	$307.3	$224.9

Note 4:  Property, Plant and Equipment, page 33

5.               Please disclose the useful life for each class of property.

Company Response

For financial reporting purposes, depreciation is provided based on the straight-line method over the estimated useful lives of the assets. The useful life of each class of property is as follows: land and improvements (22 years), buildings and improvements (40 years), leasehold improvements (40 years), and machinery and equipment (3-10 years). We will disclose this information in the notes to the consolidated financial statements beginning with our Form 10-K for the year ending December 30, 2006.

Note 9:  Commitments and Contingencies, Consigned Inventories, page 39

6.               We note you are required to pay a finance charge if you do not deliver a chassis to a customer within a specified timeframe and you have incurred these fees in each of the last three years.  Please consider expanding your risk factor relating to chassis availability to explain the potential costs involved in maintaining this consigned inventory.

Company Response

We will expand future disclosures in our risk factors related to consigned chassis inventory to include the potential costs involved with maintaining the consigned inventory beginning with the risk factors included in our Form 10-Q for the period ended September 30, 2006.